

October 7, 2013

<u>Via E-Mail</u>
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

> **Re:** **Urban Outfitters, Inc.**
> **Form 10-K for the Year Ended January 31, 2013**
> **Filed April 1, 2013**
> **Form 10-Q for the Quarter Ended April 30, 2013**
> **Filed June 10, 2013**
> **Response dated September 20, 2013**
> **File No. 000-22754**

Dear Mr. Conforti:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended April 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 20

1. We have read your response to our comment in the letter dated August 29, 2013 and understand that you believe that the quantification of your direct-to-consumer and store sales is "becoming less meaningful" due to investments in technological advances that offer customers additional methods to purchase and return your products. We note that you list five of these purchasing methods in your response. Please address the following points:

- Confirm that you continue to track and internally report quantified sales information about the direct-to-consumer and retail store channels separately.

- Tell us the manner in which you internally report the sales generated from each of the five purchasing methods you have listed and quantify these sales for your most recent interim period in your response. If the sales from any of these methods is aggregated and reported as either direct-to-consumer or store sales, please identify which sales are aggregated and reported as direct-to-consumer and which are reported as store sales. Quantify the aggregate sales amounts included in these two channels for the most recent interim period in your response.

- Describe the specific events or changes in facts and circumstances that occurred in the quarter ended April 30, 2013, that led to your conclusion that separate quantified information between the direct-to-consumer and store channels was no longer material to investors. In this regard, clarify how you reported and analyzed the separate quantified sales prior to the first quarter of fiscal 2014 compared to how you currently report and analyze sales information in managing your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining